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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69455

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Craft Capital Management LLC

TYPE OF REGISTRANT (check all applicable boxes):

- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

377 Oak Street Lower Concourse Ste C2
(No. and Street)

Garden City	NY	11530
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Marie Katz	917-733-6503	mkatz@craftcm.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVE, SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Kiront_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Craft Capital Management LLC_____, as of December 31_____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

> JOHN N CHEHBOUNI
> Notary Public - State of New York
> NO. 01CH6414801
> Qualified in Suffolk County
> My Commission Expires Mar 8, 2029

Signature:

Title:
Chief Operating Officer

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Craft Capital Management LLC

**Financial Statement and Report of Independent
Registered Public Accounting Firm
Pursuant to Rule 17a-5 under the Securities Exchange
Act of 1934
December 31, 2024**

Craft Capital Management
Index
December 31, 2024

Page(s)

Ohab and Company, P.A.

| 100 E. Sybelia Ave. Suite 130 | *Certified Public Accountants* | Telephone 407-740-7311 |
| Maitland, FL 32751 | Email: pam@ohabco.com | Fax 407-740-6441 |

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Craft Capital Management LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Craft Capital Management LLC as of December 31, 2024 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Craft Capital Management LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Craft Capital Management LLC's management. Our responsibility is to express an opinion on Craft Capital Management LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Craft Capital Management LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, P.A.

We have served as Craft Capital Management LLC's auditor since 2020.

Maitland, Florida

April 14, 2025

Craft Capital Management
Statement of Financial Condition
December 31, 2024

ASSETS		
Cash and cash equivalents	$	1,143,981
Receivable from clearing organization		519,815
Deposits with clearing organization		50,000
TOTAL ASSETS	**$**	**1,713,797**

LIABILITIES & EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	325,168
Due to Craft Asset Holdings (related third party)		55,894
Due to clearing organization		3,593
Total Liabilities		**384,655**
Total Member's Equity		1,329,142
TOTAL LIABILITIES & EQUITY	**$**	**1,713,797**

The accompanying notes are an integral part of this financial statement.

Craft Capital Management
Notes to Financial Statements
December 31, 2024

1. Organization

Craft Capital Management LLC (the "Company") was formed as a Limited Liability Company in New York on October 3, 2013. The Company is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA") and is duly registered as a broker-dealer with participating NASAA State administrators in 53 states and provinces. The Company is a designated Municipal Broker by the Municipal Securities Rulemaking Board ("MSRB") and is a member of the Securities Investor Protection Corporation ("SIPC").

The Company is primarily engaged in retail activities. It also engages in institutional sales. In addition, the Company earns fees from private placement transactions. These fees vary based on the agreed upon structure by the parties involved.

All of the Company's executable trades are cleared through its clearing agent.

2. Significant Accounting Policies

Basis of Financial Statement Presentation

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results will differ from such estimates and such differences may be material to the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of highly liquid investments, including deposits in banks with original maturities of three months or less.

Receivables from Clearing Broker

Receivables from clearing broker on the statement of financial condition consist of commissions earned by the Company that are held with the clearing broker.

Due to Clearing Organization

Due to clearing organization represents funded due to the clearing organization for the purchase of securities owned.

See Report of Independent Registered Public Accounting Firm.

Revenue

The Company follows ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Commissions/Securities Fees

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and syndicate fees and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer. Additionally, the Company trades securities (riskless principal) for its customers and recognizes revenue on trade date.

Judgments

Revenue from contracts with customers includes fees from investment banking, consulting, private placements and finders fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

See Report of Independent Registered Public Accounting Firm.

Craft Capital Management
Notes to Financial Statements
December 31, 2024

<u>Investment Banking</u>

Investment banking revenue includes support and identifying customers for IPO offerings for which the company receives a predetermined fee for the contract. Revenue is recognized at a point in time once the company receives notification the deal has been closed and they believe this is when all performance obligations have been satisfied. There are certain contracts where revenue is recognized over time in which the performance obligations are simultaneously provided by the company and consumed by the customer. Payments for unfulfilled performance obligations are deferred. There are no unfulfilled performance obligations at December 31, 2024.

<u>Finders Fees</u>

The Company also receives finders fees from other broker-dealers when they refer a customer to a deal to invest. The revenues are recognized when the referred broker dealer pays the company or otherwise defines the amount the company will receive.

<u>Advisory Fees</u>

The Company receives advisory fees pursuant to a contractual arrangement wherein the Company is required to obtain a certain minimum number of investors to meet regulatory criteria for their client who is attempting to close the offering in order to meet listing requirements on a national exchange. Revenue is recognized when the offering closes and amount is defined as this is when performance obligations are satisfied.

<u>Private Placements</u>

The Company earns fees for the placement of clients into private placements on a subscription basis. Revenue is recognized as a customer invests and funds are deposited into escrow, at which time the Company believes all the performance obligations are satisfied.

<u>Services Income</u>

The Company earns a fee for certain services it provides for accounts. Revenue is recognized when received, at which time all performance obligations are satisfied.

<u>Other Income</u>

Other revenue includes shared fees such as postage and handling from the clearing firm in the amount of $260,414 which is recognized at month end as this is when all the performance obligations are satisfied. Other items include interest and miscellaneous items.

See Report of Independent Registered Public Accounting Firm.

Craft Capital Management
Notes to Financial Statements
December 31, 2024

Income Taxes

The Company is a Limited Liability Company. All income and losses are passed through to its members to be included on their personal tax returns. The Company is thus not subject to federal, state or local income taxes. The Company is subject to examination by taxing authorities for the prior three years.

Fair Value of Financial Instruments

The Company estimates that the fair value of financial instruments recognized on the statement of financial condition approximates their carrying value, as such financial instruments are short term in nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables and accrued expenses are reported at their contractual amounts, with approximate fair value.

3. **Financial Instruments**

The Company's financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of the Company's financial instruments are measured and reported on a fair value basis. The ASC unobservable inputs when determining fair value.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

> Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

> Level 2: Valuation inputs are quoted prices for identical assets or liabilities n markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are observable and significant to the fair value measurement.

4. Credit Losses

The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). The Company had accounts receivable of $519,815 as of December 31, 2024.

5. Deposit with Clearing Broker

The Company maintains cash deposited with the clearing firm pursuant to a fully disclosed clearing agreement ("Clearing Agreement") which is meant to assure the Company's performance, including but not limited to the indemnification obligations specified in the Clearing Agreement. At December 31, 2024, the Company had $50,000 deposited with the clearing firm. The deposit does not represent an ownership interest in the clearing firm.

6. Concentration of Risk

The Company maintains its cash with major financial institutions, which at times may exceed the FDIC limit. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to its securities business. The responsibility for processing customer activity rests with the clearing firm. The Company's Clearing Agreement with the clearing firm provides that the clearing firm's credit losses relating to unsecured debits or unsecured short positions of the Company's customers are charged back to the Company. At December 31, 2024, cash exceeded the FDIC limit by $893,981.

The Company, in conjunction with the clearing firm, controls off-balance sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. The clearing firm establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

See Report of Independent Registered Public Accounting Firm.

Craft Capital Management
Notes to Financial Statements
December 31, 2024

7. **Related-Party Transactions**

The wholly-owned Company entered into an expense sharing administrative services agreement from which it receives the benefit of certain facilities and services paid for by its Parent, Craft Asset Holdings ("CAH"). The Company is allocated certain overhead expenses including rent, telephone, office supplies, utilities and computer expense based on a set percentage.

Compensation expenses are allocated to the Company from based on a set percentage for each shared employee.

During the period, the Company paid $572,962.75 to CAH as reimbursement for allocated expenses pursuant to the expense sharing agreement. As of December 31, 2024, the Company has a liability of $55,893.80 due to CAH for expenses paid for by on behalf of the Company. Subsequent to the balance sheet date, on January 10, 2024 this amount was paid to CAH.

8. **Net Capital Requirements**

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2024, the Company had a net capital of $1,329,141.57 which was $1,229,141.57 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .29 to 1.

The Company is exempt for the provision of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis with the clearing firm and promptly transmits all customer funds and securities to the clearing firm. The clearing firm carries all of the accounts of such customers and maintains and preserves such books and records.

9. **Commitments and Contingencies**

As of December 31, 2024, the Company had no commitments or contingencies that required disclosure.

See Report of Independent Registered Public Accounting Firm.

10. **Segment Reporting**

The accounting policies for this segment are the same as those described in NOTE 2, Significant Accounting Policies. The Company's Chief Executive Officer assesses performance for the different segments and decides allocation of resources based on net income as reported on the income statement and segment assets as reported as total assets on the balance sheet. There is only one segment used.

The Company's Chief Executive Officer uses net income to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into this segment or other areas, such paying distributions.

11. **Leases**

On January 1, 2019, the Company adopted ASU 2016-02 "Leases" (Topic 842). Under Topic 842, lessees are required to recognize a right of use asset and related liability on the balance sheet for rights and obligations arising from leases with durations greater than 12 months. Adoption of Topic 842 did not have any impact on the Company's financial statements as the Company does not have any agreements that meet the definition of a lease.

12. **Subsequent Events**

For disclosure purposes in the financial statements, the Company has evaluated subsequent events through the date the financial statements were available to be issued. The Company made capital distributions to CAH of $400,000 in January 2025 and $600,000 in February 2025.

See Report of Independent Registered Public Accounting Firm.